ATNA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(Unaudited - prepared by Management)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and the related notes for the years ended December 31, 2002, 2001 and 2000.

Exploration Activities

Atna has established one of the best land positions among junior companies working in Nevada, one of the most prolific and productive gold mining districts in the world. Many of our properties will be drilled over the next 6 – 8 months and we anticipate bringing more highly prospective gold projects through the door. In the environment of improving gold and metal prices, your company is well positioned to see significant appreciation in its share valuation and price.

In September, an agreement was reached to option Atna’s Clover property to Newmont USA Limited, a subsidiary of Newmont Mining Corporation. Newmont is the world’s largest gold producer and has important operations in Nevada. It is gratifying to have a partner of Newmont’s caliber and stature recognize the potential of the Clover property to host gold mineralization similar to that which they mine at their Ken Snyder Mine, 17 km east of Clover. Newmont has completed a geophysical survey and recently made a second cash payment to Atna. As project operator, Newmont presently is planning the next stage of its program.

Atna continued to advance exploration and to define drill targets on all its Nevada properties with mapping, geochemistry, and geophysics. As reported last quarter, the Golden Cloud property was optioned to Great Basin Gold Ltd. (GBG). GBG carried out detailed geological mapping, which confirmed Atna’s interpretation of stratigraphy and potentially mineralized structures. GBG has applied for permits to drill 7 holes to test a stratigraphic marker horizon known to host anomalous gold mineralization adjacent to mineralized structures, which are prospective for "bonanza" mineralization where the structures penetrate basement rocks. A second drilling phase would target these structures at the "bonanza level".

GBG and Newmont would be required to spend a combined total of US$5,000,000 on exploration and development of Atna’s properties and to make further cash payments to Atna to enable them to exercise their options. Atna would retain the subsequent right in each case to participate in any future success on the projects with a 30% interest.

A number of major and junior companies have expressed interest in participating with Atna in exploration and development of other of our Nevada projects. We continue to pursue discussions with highly qualified parties.

At the end of October, Atna announced that it had terminated its agreement with Diepdaume Mines Ltd. and J. Patrick Sheridan to acquire Diepdaume’s royalty assets. Diepdaume was unable to complete certain conditions precedent to finalizing the agreement. Mr. Sheridan remains a significant shareholder in Atna. Atna entered into an agreement with Pacific International Securities Inc. to conduct a brokered private placement for gross proceeds of $2,000,000 on a best efforts basis. Atna plans to use the funds to continue its gold exploration effort in Nevada and other selected areas, including Mexico, where we believe there are excellent opportunities for gold exploration.

Liquidity

The Company’s cash and cash equivalents on hand decreased from $3,687,711 to $1,790,680 from December 31, 2002 to September 30, 2003, a difference of $1,897,031. In the same period of the prior year, the cash balance decreased from $7,735,343 to $4,680,344, a decrease of $3,054,999.

Operations

The loss from operations decreased from $3,414,347 in 2002 to $1,252,279 during the same period in the current year. If the impact of the disposition of assets is excluded, the loss from operations decreased from $2,189,400 in 2002 to $1,240,619 in 2003. This decrease was due to a reduced level of spending in exploration and business development during the current interim period.

Interest income decreased from $78,447 in 2002 to $50,692 during the same period in the current year due to the decrease in the balance of cash and cash equivalents.

General and administrative expenditures increased from $558,386 in 2002 to $577,870 during the current year. This increase was due mainly to the settlement of employment contracts between the Company and its three employees in Canada. The Company paid an aggregate of $175,175 to its three employees in Canada by issuing a total number of 761,630 shares from its treasury. Shareholders approved the issuance of these 761,630 shares at the Company’s Annual General Meeting on May 20, 2003. Excluding the impact of this settlement, the general and administrative expenditures would have decreased to $402,695 during the current interim period.

Non-capitalized general exploration and business development expenditures decreased from $1,656,524 in 2002 to $625,069 during the same period in 2003. This decrease in exploration and business development expenditures during the current period was due primarily to the Company’s terminating its interest in advanced projects in Chile and focussing its expenditures on exploring Nevada gold properties.

Investing and Financing

Total acquisition and exploration expenditures on properties owned or subject to acquisition agreements in good standing increased from $534,926 in 2002 to $557,984 during the current interim period. Included in this figure for the current period is the issuance by the Company of an aggregate of 100,000 common shares at a value of $0.27 per share and 50,000 common shares at a value of $0.237 per share pursuant to the terms of property acquisition agreements.

Forward-Looking Statements

The above discussion may contain forward-looking statements regarding events and financial trends which may affect the Company’s future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks.

ATNA RESOURCES LTD.

Interim Consolidated Balance Sheets

Canadian Funds

	Sept. 30, 03 (Unaudited)	Dec. 31, 02 (Audited)
ASSETS
Current
Cash and cash equivalents	$ 1,790,680	$ 3,687,711
Amounts receivable	34,609	59,717
Marketable securities	65,075	53,360
Prepaid expenses	26,306	27,673
	1,916,670	3,828,461
Value-added tax receivable	191,788	181,317
Capital assets	55,757	69,301
Resource properties (note 4)	9,531,525	8,952,606
	$ 11,695,740	$ 13,031,685

LIABILITIES
Current
Accounts payable	42,088	352,779

SHAREHOLDERS’ EQUITY
Share capital (note 3)	34,278,163	34,051,138
2003 - 22,728,667 shares
2002 - 21,757,037 shares
Deficit	(22,624,511)	(21,372,232)
	11,653,652	12,678,906
	$ 11,695,740	$ 13,031,685

APPROVED BY THE BOARD OF DIRECTORS

/s/ Glen D. Dickson                        /s/ David H. Watkins

Glen D. Dickson                            David H. Watkins

Chairman & Director                        President, CEO & Director

See accompanying notes

ATNA RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit

Canadian Funds

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
EXPENSES
Amortization	$ 1,669	$ 4,012	$ 11,068	$ 11,173
Exploration and business development	130,731	586,785	625,069	1,656,524
Listing and transfer agent fees	1,647	922	26,121	17,903
Office	9,078	23,567	53,462	65,358
Professional fees	2,000	44,987	55,437	174,440
Rent and services	15,544	29,304	45,059	63,447
Shareholder communications	42,839	27,206	136,019	122,671
Wages and benefits	33,358	25,512	261,772	114,567
Foreign exchange loss (gain)	13,570	(54,357)	77,304	41,764
Interest and other income	(14,006)	(25,983)	(50,692)	(78,447)
Net loss (gain) on asset dispositions	(5,635)	407,750	11,660	1,224,947
Net loss for the period	230,795	1,069,705	1,252,279	3,414,347
Deficit, beginning of period	22,393,716	18,443,105	21,372,232	16,098,463
Deficit, end of period	$22,624,511	$19,512,810	$22,624,511	$19,512,810

Loss per share	$ 0.01	$ 0.05	$ 0.06	$ 0.16

Weighted-average number of common shares outstanding	22,194,646	21,757,037	22,194,646	21,757,037

See accompanying notes

ATNA RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Canadian Funds

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2003 $	2002 $	2003 $	2002 $
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	(230,795)	(1,069,705)	(1,252,279)	(3,414,347)
Net adjustments for items not involving cash	(2,926)	411,762	198,943	1,236,120
	(233,721)	(657,943)	(1,053,336)	(2,178,227)
Changes in non-cash working capital components:
Amounts receivable	(13,257)	(44,435)	25,108	(49,194)
Prepaid expenses	(1,010)	(1,685)	1,367	(915)
Accounts payable	(37,719)	76,004	(310,691)	31,807
Value-added tax receivable	(12,147)	(41,121)	(10,471)	(83,457)
	(297,854)	(669,180)	(1,348,023)	(2,279,986)
INVESTING ACTIVITIES
Acquisition of resource properties	48,623	(23,596)	(179,781)	(182,996)
Exploration and development	(175,630)	(12,099)	(378,203)	(351,930)
Purchase of assets	-	(710,100)	(68,568)	(795,055)
Dispositions of assets	26,264	282,298	64,544	554,968
	(100,743)	(463,497)	(562,008)	(775,013)
FINANCING ACTIVITY
Share capital issued	13,000	-	13,000	-
Net decrease in cash and cash equivalents	(385,597)	(1,132,677)	(1,897,031)	(3,054,999)
Cash and cash equivalent - beginning of period	2,176,277	5,813,021	3,687,711	7,735,343
Cash and cash equivalents - end of period	$ 1,790,680	$ 4,680,344	$ 1,790,680	$ 4,680,344

Supplementary Cash Flow Disclosures (Note 5)

See accompanying notes

ATNA RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements

For the Nine Month Periods Ended September 30, 2003 and 2002

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon its being able to develop a commercial ore body, to finance the required exploration and development costs, and to acquire environmental, regulatory and other such permits as may be required for the successful development of the property.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements for the interim periods ended September 30, 2003 and 2002 are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the interim periods presented. These interim financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the year ended December 31, 2002.

3. SHARE CAPITAL

(a)   Authorized:     100,000,000 Common Shares

                      50,000,000 Preferred Shares

(b)   Issued and fully paid:

	No. Of Shares	Amount
Outstanding at December 31, 2002	21,757,037	$ 34,051,138
Issued for exercising of stock options	60,000	13,000
Issued for mineral properties	150,000	38,850
Issued for settlement of employment contracts	761,630	175,175
Outstanding at September 30, 2003	22,728,667	$ 34,278,163

(c)   Stock Options and Warrants Outstanding at September 30, 2003:

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant. At September 30, 2003, the Company had stock options outstanding for 2,020,000 common shares.

	Number Outstanding	Weighted-Average Exercise Price ($)	Expiry Date Range
Options outstanding at 12/31/02	2,945,000	0.64	06/16/03 to 12/05/05
Cancelled	(2,395,000)	0.73	06/16/03 to 06/14/04
Granted	1,530,000	0.25	11/30/03 to 06/16/06
Exercised	(60,000)	0.22	10/16/05 to 06/16/06
Options outstanding at 9/30/03	2,020,000	0.25	11/30/03 to 06/16/06

Subsequent to the 3rd quarter, 190,000 stock options were exercised.

If the Company accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended September 30, 2003 would be as follows:

	Sept. 30, 2003	Sept. 30, 2002
Net loss for the period
As reported	$ 1,252,279	$ 2,344,642
Compensation expense	94,576	-
Pro-forma net loss for the period	$ 1,346,855	$ 2,344,642

Loss per share
As reported and pro-forma	$ 0.06	$ 0.11

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a weighted-average risk-free interest of 3.08%; an expected life of three years; a weighted-average expected volatility of 30.56% and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock option grants.

As at September 30, 2003, 710,000 warrants are outstanding, exercisable at a price of $0.74 per share prior to April 19, 2005.

4. RESOURCE PROPERTIES

The aggregate balances of deferred costs to date by property are as follows:

	Sept. 30, 2003	Dec. 31, 2002
CANADA
Yukon
Wolverine property	$ 5,624,956	$ 5,624,478
Wolf property	1,686,001	1,686,001
Other Yukon properties	636,173	636,166
British Columbia properties	446,450	456,206
UNITED STATES
Nevada properties	702,684	186,258
Other U.S. property	353,743	353,743
CHILE PROPERTIES	81,518	9,754
TOTAL RESOURCE PROPERTIES	$ 9,531,525	$ 8,952,606

Current Property Transactions

a. Golden Cloud Property, Nevada, USA

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. (“GBG”) whereby GBG can earn a 70% interest in the Company’s Golden Cloud Property by paying the Company an aggregate of US$400,000 (US$25,000 received) and incurring an aggregate of US$2,500,000 in exploration expenditures prior to August 22, 2008, and by assuming underlying option and property maintenance payments.

b. Clover Property, Nevada, USA

The Company entered into an agreement dated August 15, 2003 with Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in the Company’s Clover Property by incurring an aggregate of US$2,500,000 in exploration expenditures and paying to the Company an aggregate of US$195,000 (US$10,000 received) prior to November 1, 2010 and additional annual cash payments of US$75,000 thereafter until production. Newmont can increase its stake to 75% by completing a feasibility study. The Company retains an option to buy back a 5% interest for $2 million.

Subsequent to the 3rd quarter, the Company received a further US$15,000 in option payment from Newmont.

c. Coal Canyon Property, Nevada, USA

The Company obtained an option to purchase a 100% interest, subject to a 3% NSR, in the Coal Canyon Property, Nevada, USA. To exercise the option, the Company has to pay to the optionors an aggregate of US$200,000 (US$5,000 paid) prior to July 1, 2012.

5. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash and financing activities:

	Sept. 30, 2003	Sept. 30, 2002
Capital asset amortization recorded as deferred property costs	$ -	$ -
Common shares issued for mineral property acquisition	$ 38,850	$ -
Common shares issued for severance compensation	$ 175,175	$ -

6. SEGMENTED INFORMATION

The Company operates in one industry segment - the exploration and development of mineral properties.

7. SUBSEQUENT EVENTS

Subsequent to the 3rd quarter,

a.    the Company completed its option to acquire a 100% interest in the Triple Junction and Dixie Fork properties in Nevada, subject to a 3% NSR, by issuing 100,000 common shares and making a final payment of US$15,000 to the optionor;

b.    the Company had terminated its agreement with Diepdaume Mines Ltd and J. Patrick Sheridan to acquire Diepdaume’s royalty assets; and

c.    the Company entered into an agreement with Pacific International Securities Inc. (the "Agent") to conduct a brokered private placement of up to 5,714,286 units (the "Units") at $0.35 per Unit for gross proceeds of $2,000,000 on a best efforts basis. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant (a "Warrant"). Each one whole Warrant entitles the holder to acquire one additional common share at $0.45 for a period of 12 months from the closing date. The Agent has the option to increase the offering by up to 15% at any time prior to the closing date, resulting in aggregate gross proceeds of $2,300,000 or 6,571,429 Units, if the over-allotment option is fully exercised.